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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated August 22, 2002 announcing SONERA ANNOUNCES THE RESULTS OF AN EXTENSIVE SPECIAL EXAMINATION ON ANONYMOUS MALPRACTICE CLAIMS.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

        1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

AUGUST 22, 2002, 12.15 p.m.

No evidence of or support for the claims found

SONERA ANNOUNCES THE RESULTS OF AN EXTENSIVE SPECIAL EXAMINATION ON ANONYMOUS MALPRACTICE CLAIMS

        The Board of Directors of Sonera Corporation has today dealt with the results of the special examination conducted by the company. On the basis of the results of the examination, the Board of Directors has decided that the book which was published anonymously on the Internet in June 2002 and which claimed that there had been malpractices in Sonera Corporation during the years 1999 to 2001 does not warrant any actions to be taken by the company's Board or President & CEO. The book claimed that there had been malpractices associated with the settlement of the company's consulting invoices and use of funds and that the company's UMTS licence decisions had been made without any risk analyses. Sonera's internal audit was targeted at these most significant claims presented in the book. The special examination conducted by the company found no evidence of or support for these claims.

        The alleged malpractices referred to in the book are not directed at Sonera's current President & CEO or Board of Directors.

        In order to find out whether the above-mentioned malpractices or offences have taken place, the internal audit function of Sonera Corporation went extremely extensively through minutes of the administrative bodies and the Executive Management Team, including appendices, and bookkeeping material of the Group companies, and it also looked into the compliance of operational instructions and the conformity of decisions to law.

        The company's external auditors have acquainted themselves with the results of the special examination conducted by Internal Audit. They have today issued a statement on the matter to the company's Board of Directors. This statement is published as an appendix to this release.

        On the basis of the comprehensive examination and the statement issued by the company's external auditors, the company's Board of Directors deems that the truthfulness of the claims presented in the book has now been carefully examined in accordance with the requirements of the Companies Act. The special examination found no evidence of or support for the claims presented in the book. In view of this, Sonera's Board of Directors is of the opinion that the examination conducted does not warrant any further action to be taken by the Board or the President & CEO in relation to the matter.

        The Board of Directors considers it established that the decisions on the purchase of the German and Italian UMTS licences were taken at Sonera in the proper order as defined in the Companies Act. The company went through the financial and operational risks related to the above-mentioned projects in different connections during several months before the auctions in 2000.

        The Board also decided that there is nothing to prevent the members of the company's previous Board that was in office in 2000 from publishing their statements on the UMTS licence decision-making process.

        Sonera regards it as extremely exceptional that an extensive internal examination is made and its results are published merely on account of a heated public discussion aroused by claims presented anonymously on the Internet.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President,
Corporate Communications & IR

DISTRIBUTION:
Helsinki Exchanges
Major media

For further information, please contact:
Tapio Hintikka, Chairman of the Board, Sonera Corporation
Request for interviews: +358 02040 58281 (MS Jaana Kivimäki)

APPENDIX:

AUDITORS' STATEMENT (TRANSLATION)

To the Board of Directors and shareholders of Sonera Oyj

        We have aquainted ourselves with the results of the Special Examination (below referred as to "Examination") conducted by Sonera Oyj's internal audit concerning the company's decision making in the UMTS projects, the consulting invoices and the use of funds in relation to those invoices for the financial years 1999, 2000 and 2001, for which financial years we have issued unqualified auditors reports.

        The Examination is likely to provide a substantially higher likelyhood of detection, of such occurences (if any) that would result in a qualified audit opinion, than a statutory audit as regards the facts covered in the Examination.

        Based on the results of the Examination nothing has come to our attention which would cause us to change the auditors' reports issued by us for the financial years 1999, 2000 and 2001.

Helsinki, 22 August 2002

Solveig Törnroos-Huhtamäki Authorized Public Accountant	Jorma Heikkinen Authorized Public Accountant

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SIGNATURES
SONERA CORPORATION STOCK EXCHANGE RELEASE AUGUST 22, 2002, 12.15 p.m. No evidence of or support for the claims found SONERA ANNOUNCES THE RESULTS OF AN EXTENSIVE SPECIAL EXAMINATION ON ANONYMOUS MALPRACTICE CLAIMS